                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 3

                              Rexene Corporation
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   761683101
                                (CUSIP Number)

                                 Dave C. Swalm
                               11102 Hedwig Lane
                             Houston, Texas 77024
                                (713) 932-9750

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 June 13, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 761683101                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Dave C. Swalm
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                      [ ]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

     This statement relates to shares of Common Stock, par value $0.01 per share, of Rexene Corporation ("Rexene"). Rexene maintains its principal executive offices at 5005 L.B.J. Freeway, Dallas, Texas 75244.

Item 2.  Identity and Background
         -----------------------

a. This Statement on Schedule 13D is being filed by Dave C. Swalm, individually, and as the Trustee of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1; a Trustee of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2; a Trustee of The Swalm Foundation; as an individual Co-Trustee of the David Clarkston Swalm, Jr. Trust, dated July 6, 1972; and as the sole participant in the David C. Swalm IRA Account No. 8884. As a result of Mr. Swalm's position as a Trustee of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1; a Trustee of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2; a Co-Trustee of the David Clarkston Swalm, Jr. Trust dated July 6, 1972; a Trustee of The Swalm Foundation; and as a participant in the Dave C. Swalm IRA Account No. 8884, he is deemed to beneficially own the Rexene shares owned by each of said entities. Mr. Swalm; the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1; the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2; the David Clarkston Swalm, Jr. Trust dated July 6, 1972; The Swalm Foundation; and the Dave C. Swalm IRA Account No. 8884 are not a group.

     The names and addresses of the other Trustees of the listed trusts and foundation are shown on Exhibit "A".

b.   Business Address:  11102 Hedwig Lane, Houston, Texas 77024.

c. Principal Occupation: Mr. Swalm is a retired executive. Mr. Swalm is active in the affairs of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1; the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2; The Swalm Foundation; the David Clarkston Swalm, Jr. Trust dated July 6, 1972; the Dave C. Swalm IRA Account No. 8884; and his own personal investments.

d. Mr. Swalm has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) during the last five years.

e. Mr. Swalm has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

f.   Mr. Swalm is a United States citizen.

Item 3.  Source and Amount of Funds or Other Considerations
         --------------------------------------------------

         This amendment reports the sale of all shares of Common Stock of Rexene.

Item 4.  Purpose of Transaction
         ----------------------

          All of the shares of Common Stock of Rexene purchased by Dave C. Swalm, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. l, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2, the David Clarkston Swalm, Jr. Trust dated July 6, 1972, The Swalm Foundation and the Dave C. Swalm IRA Account 8884 were purchased as an investment.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         In March, 1997 The Swalm Foundation sold 41,500 shares of Rexene Common Stock. In April, 1997, The Swalm Foundation sold 8,500 shares of Rexene Common Stock and the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2 sold 100,000 shares of Rexene Common Stock. On June 12, 1997, the Dave Swalm IRA Account No. 8884 sold 100,000 shares of Rexene Common Stock, the David Clarkston Swalm, Jr. Trust dated July 6, 1992 sold 300,000 shares of Rexene Common Stock, The Swalmi Foundation sold 250,000 shares of Rexene Common Stock, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2 sold 250,000 shares of Rexene Common Stock and Dave C. Swalm sold 100,000 shares of Rexene Common Stock. On June 13, 1997, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1 sold 450,000 shares of Rexene Common Stock and Dave C. Swalm sold 250,000 shares of Rexene Common Stock. As a result of such sales, Dave C. Swalm, individually, as Trustee of the listed trusts and foundation and as participant in the IRA account owns no Rexene Common Stock beneficially, either with sole voting or dispositive power or with shared voting or dispositive power.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
         --------------------------------------------------------

          There are no contracts, understandings or agreements between Mr. Swalm and any of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2, the David Clarkston Swalm, Jr. Trust dated July 6, 1972, The Swalm Foundation, and the Dave C. Swalm IRA Account No. 8884, or between Mr. Swalm and Rexene Corporation with respect to any of the securities of Rexene sold. Under the various agreements forming the Trusts and the IRA Account, Mr. Swalm has rights to name trustees and to participate in voting and purchase and sale decisions.

     Mr. Swalm has no agreement, understanding or relationship with any officer, director or employee of Rexene the result of which has any influence on Mr. Swalm's decisions on the sale of Rexene Common Stock reported herein.

Item 7.  Material to be filed as Exhibits
         --------------------------------

           Not applicable.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.


Dated:
June 18, 1997             /s/ Dave C. Swalm
                          ------------------------------------
                               Dave C. Swalm

                             EXHIBIT "A" TO ITEM 2
                             ---------------------

           The Trustees of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1 are as follows:

           Dave C. Swalm, Beth Swalm and Mark C. Mendelovitz.

          The principal occupation of each of the Trustees of the Dave and Beth
C. Swalm Charitable Remainder Unitrust No. 1 (other than Dave C. Swalm) is as follows:

           Beth Swalm             President of The Swalm Foundation

           Mark C. Mendelovitz    Certified Public Accountant

           The Trustees of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2 are as follows:

           Dave C. Swalm, Beth Swalm and Mark C. Mendelovitz.

          The principal occupation of each of the Trustees of the Dave and Beth
C. Swalm Charitable Remainder Unitrust No. 2 (other than Dave C. Swalm) is as follows:

           Beth Swalm             President of The Swalm Foundation

           Mark C. Mendelovitz    Certified Public Accountant

          Dave C. Swalm and Beth Swalm are the income beneficiaries of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1 and the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2.

          The Swalm Foundation is the beneficiary of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1 and The Swalm Foundation and the Zephyr Foundation are equal beneficiaries of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2.

          The business address of the Dave and Beth Swalm Charitable Remainder Unitrust No. 1 and the Dave and Beth Swalm Charitable Remainder Unitrust No. 2 is 11102 Hedwig Lane, Houston, Texas 77024.

           The Co-Trustees of the David Clarkston Swalm, Jr. Trust dated July 6, 1972 are as follows:

           Dave C. Swalm and River Oaks Trust Company, Co-Trustees.

          The Trustee of the Dave C. Swalm IRA Account No. 8884 is River Oaks Trust Company. The business address of River Oaks Trust Company is 2001 Kirby at San Felipe, P. O. Box 4886, Houston, Texas 77210-4886.

           The Trustees of The Swalm Foundation are as follows:

          Dave C. Swalm, Beth Swalm, Mark C. Mendelovitz, Lisa Marie Swalm Frantz, David Clarkston Swalm, Jr., and Valerie White.

           The principal occupation of each of the Trustees of the Swalm Foundation (other than Dave C. Swalm) is as follows:

           Beth Swalm                    President of The Swalm Foundation

           Mark C. Mendelovitz           Certified Public Accountant

           Lisa Marie Swalm Frantz       Housewife

           David Clarkston Swalm, Jr.    Investments

           Valerie White                 Housewife

           The business address of The Swalm Foundation is 11102 Hedwig Lane, Houston, Texas 77024.

     The residence address of Mark C. Mendelovitz is 4817 Country Club View, Baytown, Texas 77521.

     The residence address of Lisa Marie Swalm Frantz is 3 Our Lane Place, Houston, Texas 77024.

     The residence address of David Clarkston Swalm, Jr. is 2509 Casey Key Road, Nokomis, Florida 34275-3359.

     The residence address of Valerie White is Route 1, Box 98, Wellington, Texas 79095.

     None of the aforesaid Trustees of the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 1, the Dave and Beth C. Swalm Charitable Remainder Unitrust No. 2, The Swalm Foundation, and the David Clarkston Swalm, Jr. Trust dated July 6, 1972, or David C. Swalm IRA #8884 has been convicted in any criminal proceeding (excluding traffic violations or other similar misdemeanors) during the last five years.

          None of the aforesaid Trustees has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings, subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

           All of the aforesaid Individual Trustees are United States citizens.